DENTONIA RESOURCES LTD. ("Dentonia")
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

January 23, 2004

TSX Venture: DTA
No. of Pages: 2

NEWS RELEASE - UPDATE

Atkinson Gold Prospect, Abitibi Greenstone Belt, Porcupine Mining District, Ontario

Further to Dentonia's news release of January 14, 2004, additional claims have now been staked. Dentonia is in the process of acquiring a 100% interest in 5 claim groups referred to as the Atkinson Gold Prospect, in the Porcupine Mining District, Ontario, subject to concluding a final agreement with the vendor, R. H. McMillan, Ph.D. and the approval of TSX Venture Exchange ("Exchange").

General terms are as follows: pay for the staking of additional claims estimated to cost about $15,000, upon the completion of a financing, pay $10,000, or alternatively issue upon the approval by the Exchange, 100,000 common shares of Dentonia to Ron H. McMillan, pay $1,000,000, in stages, over a 10 year period. The Atkinson Gold Prospect will be subject to a 2% NSR with a buyback right under which Dentonia may purchase 1% for $1,000,000 and a further ½% for an additional $1,000,000, and a work commitment of $350,000 on or before April 15, 2005.

The Atkinson Gold Prospect is located 150km northeast of Cochrane, Ontario near the border of Ontario and Quebec, and approximately 15km south of the past-producing Detour Lake Mine.

The area surrounding the Detour Lake Mine site is now being actively explored by Trade Winds Venture Inc. (V-TWD) and Pelangio Mines Inc. (V-PLG), see their press releases of September 20, 2003 and December 12, 2003.

The Detour Lake Mine, between 1983 to 1998, produced over 1.6 million ounces of gold.

The currently-producing Selbaie Mine owned by BHP Billiton Ltd. is located 45km east of the Atkinson Gold Prospect and the Casa Beradi Mines are located 40km to the southeast, all in Quebec. The Atkinson Gold Prospect is accessible by winter road from the Detour Lake Mine site, or by helicopter or float-equipped aircraft from Cochrane or La Sarre, Quebec.

The Atkinson Gold Prospect extends over an area of 8 by 12km and consists of five (5) claim groups mostly covered by overburden. These properties encompass drill targets defined by

untested airborne and ground electromagnetic-magnetic anomalies associated with Archean rhyolitic volcanic rocks at the western end of the Mattagami-Selbaie Greenstone Belt.

A drill program, on part of the Atkinson Gold Prospect, in 1996, intersected a gold mineralized zone in several holes, the best intersect was over 9 meters with a grade of 10.7 g/t gold.

Subsequent IP and magnetic surveys produced eleven (11) chargeability anomalies and magnetic "lows", untested, on this structure.

In addition, six (6) test targets in the adjacent area now staked, based on the Ontario Geological Survey electromagnetic-magnetic data, are to be tested with further ground geophysical surveys and, if appropriate, diamond drilling.

Ground geophysical surveys and a drill program of seventeen (17) drill holes (2,250 meters) are proposed to further define and test these targets at an estimated cost of $350,000.

As a general observation, the Abitibi Greenstone Belt is one of the most prolific gold producing areas, only second to Witwatersrand area, South Africa, in the world. Of the forty-one (41) gold deposits worldwide, with production plus reserves of greater than 10 million ounces, five (5) (Hollinger-McIntyre, Kirkland Lake, Dome, Kerr Addison and Horne) are in the Abitibi Subprovince of the Superior Province. Two others with lesser reserves, (Campbell Red Lake-Goldcorp and Hemlo) are also within the Superior Province.

The Atkinson Gold Prospect offers similar excellent potential for multi-million ounce gold deposits as well as for multi-million tonne volcanogenic massive sulphide (VMS) deposits.

Dentonia, in addition to its pending acquisition of Atkinson Gold Prospect, has an interest in 2 gold prospects in the Tintina Gold Belt of the Southern Yukon, an indirect interest, through its holding in DHK Diamonds Inc., in the 3 mineral leases (21 years) at Lac de Gras, NWT, and direct and indirect interests in 13 mineral claims at Pellatt Lake, to be explored by Peregrine Diamonds Inc. with an airborne Falcon Gravity Survey, this spring, at an estimated cost of $180,000.

For additional details, reference should be made to Dentonia's website: www.dentonia.net and to its Annual Information Form ("AIF"), dated January 7, 2004 filed with the SEDAR system at website: www.sedar.com.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.